July 11, 2024

Anthony Amato
Chief Executive Officer
BioSig Technologies, Inc.
55 Greens Farms Road, 1st Floor
Westport, CT 06880

       Re: BioSig Technologies, Inc.
           Registration Statement on Form S-1
           Filed June 27, 2024
           File No. 333-280525
Dear Anthony Amato:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 27, 2024
Cover Page

1. You disclose on your cover page and in your plan of distribution that the selling stockholders may offer shares at "prevailing market prices." You also disclose that your
       common stock trades on the OTC Markets    Pink Current Information tier.
Please note that
       an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace, because the OTC Pink marketplace is not an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to disclose a fixed price at which the selling shareholders will offer and sell their shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices.
 July 11, 2024
Page 2
Risk Factors, page 5

2. Please revise your filing to include a risk factor describing any risks related to your shares being quoted on the OTC Pink marketplace.
Exhibits

3. Please file as an exhibit or incorporate by reference to your Engagement Letter with H.C.
       Wainwright. Update your exhibit index accordingly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aja Eiden at 202-551-6072 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Christian Lichtenberger